UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FIBERTOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.00% Convertible Senior Secured Notes due 2012

(Title of Class of Securities)

31567R AC 4

31567R AA 8

(CUSIP Numbers of Class of Securities)

Thomas A. Scott

Chief Financial Officer

FiberTower Corporation

185 Berry Street, Suite 4800

San Francisco, California 94107

(415) 659-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

W. Mark Young

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Fax (713) 238-7111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$322,824,107	$18,014

*       The transaction valuation is estimated solely for the purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (“Rule 0-11”).  The transaction valuation estimate assumes the exchange of the entire outstanding principal amount of outstanding 9.00% Convertible Senior Secured Notes due 2012 of FiberTower Corporation (the “Existing Notes”) and the additional Existing Notes to be issued on November 16, 2009 in payment of interest on the Existing Notes, and is based on the book value of the Existing Notes as of September 30, 2009, as adjusted for the issuance of the additional Existing Notes.

**     The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the estimated Transaction Valuation by .00005580, or $55.80 for each $1,000,000 of the estimated value of the transaction.

☒     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,014

Filing Party: FiberTower Corporation

Form or Registration No.: Schedule TO

Date Filed: October 26, 2009

☐      Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 26, 2009 (as amended and supplemented to date, the “Schedule TO”) by FiberTower Corporation, a Delaware corporation (“FiberTower” or the “Company”), pursuant to Rule 13(e)-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an exchange offer (the “Exchange Offer”) by FiberTower to exchange, for each $1,000 principal amount of its 9.00% Convertible Senior Secured Notes due 2012 (the “Existing Notes”) tendered and accepted, $1,000 principal amount of 9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012 (the “Interim Notes”).  FiberTower sought to exchange any and all outstanding Existing Notes in the Exchange Offer.  Concurrently with the Exchange Offer, FiberTower also solicited consents from holders of the Existing Notes (the “Consent Solicitation”) for certain amendments to the indenture governing the Existing Notes.

The Exchange Offer and the Consent Solicitation were made upon the terms and subject to the conditions described in the offering memorandum and consent solicitation statement dated October 26, 2009 (the “Offering Memorandum”), as amended or supplemented from time to time, and the accompanying Letter of Transmittal and Consent (the “Letter of Transmittal”).  The Offering Memorandum and the accompanying Letter of Transmittal were previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Information set forth in the Offering Memorandum is incorporated by reference in response to the applicable items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 3 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.  Except as specifically amended by this Amendment No. 3, the Schedule TO remains in full force and effect.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by replacing paragraph (b) with the following:

“(b) On December 2, 2009, the Company announced that the Exchange Offer and the Consent Solicitation expired at 5:00 p.m., New York City time, on December 1, 2009.  The Company has accepted for exchange Existing Notes in the aggregate principal amount of $266.8 million, representing approximately 90.8% of the outstanding Existing Notes.  On December 2, 2009, the Company issued a press release announcing the results of the Exchange Offer and the Consent Solicitation, which is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.”

Item 12.  Exhibits.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following:

(a)	(7)	Press Release, dated December 2, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on December 2, 2009).

The Exhibit Index appearing after the signature page hereto, as so amended, is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

FIBERTOWER CORPORATION

/s/ Thomas A. Scott
Name: Thomas A. Scott
Title: Chief Financial Officer
Date: December 4, 2009

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INDEX TO EXHIBITS

(a)	(1)*	Offering Memorandum and Consent Solicitation Statement, dated October 26, 2009.

(a)	(2)*	Form of Letter of Transmittal and Consent.

(a)	(3)*	Form of Notice of Guaranteed Delivery.

(a)	(4)*	Form of Letter to Clients.

(a)	(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)	(6)*	Press Release, dated October 26, 2009.

(a)	(7)**	Press Release, dated December 2, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on December 2, 2009).

(b)		Not applicable.

(d)	(1)*

Indenture, dated as of November 9, 2006, among FiberTower Corporation, as issuer, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on November 15, 2006).

(d)	(2)*	Form of Supplemental Indenture.

(d)	(3)*	Form of Indenture governing Interim Notes.

(d)	(4)*	Form of Indenture governing New Notes.

(d)	(5)*	Form of Registration Rights Agreement.

(d)	(6)*	Form of Support Agreement, dated October 26, 2009.

(g)		Not applicable.

(h)		Not applicable.

* Previously filed

** Filed herewith

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